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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc. ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2200
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore Schofield (212) 265-2760
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
MAY 3 0 2007
WASH, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Theodore Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyundai Securities (America), Inc. and Subsidiary, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theodore Schofield 5/23/07
Signature

Senior Vice President
Title

Brenda G. Schofield
Notary Public
May 23, 2007

BRENDA G. SCHOFIELD
MY COMMISSION EXPIRES OCTOBER 6, 2008
STATE OF NEW JERSEY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") as of March 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 29, 2007

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS	
Cash and cash equivalents	$ 5,774,586
Receivables from broker-dealers and clearing organizations, including clearing deposit of $100,000	134,082
Securities owned, at market	15,171,009
Receivable from Parent	209,879
Accrued interest receivable	130,768
Other assets	359,545
	$ 21,779,869
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 316,753
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 220 shares issued and outstanding	2
Additional paid-in capital	31,999,998
Accumulated deficit	(10,536,884)
Total stockholder's equity	21,463,116
	$ 21,779,869

See accompanying notes to the consolidated financial statements.

1. Nature of operations

Hyundai Securities (America), Inc. (the "Company") was incorporated on September 1, 1995, under the laws of the State of Delaware, and commenced operations on March 26, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2007, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers U.S. treasury bills or certificates of deposit with maturities less than 90 days, and money market accounts to be cash equivalents.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price is sold short.

Receivable from Broker-Dealers and Clearing Organizations

Amounts due from broker-dealers and clearing organizations may be restricted to the extent that they serve as securities sold short. See Note 11 for further detail.

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements of SFAS No. 52, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities, which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Revenue and Expense Recognition From Securities Transactions and Commission Income

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America the Company's requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned

At March 31, 2007, securities owned, at market, consisted of the following:

Korean debt securities	$ 4,003,828
Korean equity securities	341,180
Other foreign debt securities	4,516,350
Government backed securities	2,044,180
U.S. Treasury bills	4,265,471
	$ 15,171,009

4. Transactions with Parent

Receivable from Parent includes commissions due to the Company and balances resulting from securities trading in the Company's brokerage account. Substantially all of the Company's commission income was derived from transactions executed on the Parent's behalf. The Parent also provides clearing services for the execution of all Korean security transactions.

5. Related party transactions

The Company has a managed account, with a related party, for which it pays advisory fees. During the year ended March 31, 2007, the advisory expense related to this arrangement was $41,380, which is included in clearance fees on the consolidated statement of operations.

6. Income taxes

At March 31, 2007, the Company has reserved a deferred tax asset of approximately $117,000 comprised primarily of the tax effect of capital loss carry-forwards that can only be used to offset capital gains. The federal, state and city capital loss carry-forwards of approximately $338,000 can be carried forward 5 years and expire beginning in March 2009. Management of the Company has no assurance that the potential future benefit of these capital loss carry-forwards will be realized before they expire. During the year ended March, 31, 2007, the Company utilized approximately $114,000 of capital loss carry-forwards for which the related deferred tax asset of approximately $52,000 had been fully reserved in the prior year.

At March 31, 2007, the Company has a deferred tax asset of approximately $662,000 which has been fully reserved by the Company. The deferred tax asset is primarily attributable to approximately $1,263,000, $1,900,000, and $1,921,000 of federal, state, and city, respectively, net operating loss carry-forwards that expire beginning in March 2021. During the year ended March, 31, 2007, the Company utilized approximately $945,000 of operating loss carry-forwards for which the related deferred tax asset of approximately $436,000 had been fully reserved in the prior year.

7. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At March 31, 2007, the Company had net capital of $19,956,211, which was $19,706,211 in excess of its required minimum net capital of $250,000.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as "all customer transactions are cleared through another broker-dealer on a fully disclosed basis."

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

10. Commitment

The Company is obligated under an operating lease for its New York office space that expires in December 2011.

Future minimum annual rental payments (exclusive of other charges as defined in the operating lease) are approximately as follows:

Year ending March 31,		
2008	$	179,000
2009		179,000
2010		179,000
2011		179,000
2012		134,000
	$	850,000

Rent expense under this operating lease for the year ended March 31, 2007 was approximately $192,000.

11. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.


END